DESC, S.A. de C.V.
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                                                                       Exhibit 2

[DESC LOGO]                                                   [THOMSON FINANCIAL
                                                              INVESTOR RELATIONS
                                                                     LOGO]


FOR IMMEDIATE RELEASE

Contacts in Mexico                                                 Contacts in New York
------------------                                                 --------------------
Arturo D'Acosta Ruiz, Corporate Treasurer                          Blanca Hirani, Associate Director
Tel:  525 261 8000 ext 2830                                        Tel: 212-701-1826
Alejandro de la Barreda, Manager of Investor Relations             blanca.hirani@thomsonir.com
Tel:  525 261 8000 ext 2813                                        Maria Barona, Director
abarredag@mail.desc.com mx                                         Tel: 212-701-1830
DESC, S.A. de C.V.                                                 maria.barona@thomsonir.com
                                                                   Thomson Financial Investor Relations

                      DESC ISSUES CLARIFICATION NOTE TO ITS
                                  ------------------
                           FOURTH QUARTER 1999 RELEASE

Mexico City, February 10, 2000 - DESC, S.A. de C.V. ("Desc" or the "Company") (NYSE: DES; BMV: DESC), one of Mexico's largest conglomerates, with activities in the auto parts, petrochemicals and diversified products, food and real estate industries, issued clarifying note to its Fourth Quarter 1999 earnings release distributed today.

The difference in fourth quarter sales reflects the consolidation of Desc's service companies to the SAP system as of October 1999. This consolidation offsets operating costs and expenses in such way that operating income is not affected.

     The Consolidated Income Statement label (page 11) should read Consolidated Statement of Income as of December 31, 1999 and 1998, instead of Consolidated Statement of Income as of June 30 1999 and 1998.




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